Exhibit 99.1

Aeroméxico Announces Intention to Submit Share Repurchase Program for Shareholder Approval

Mexico City, Mexico, August 24, 2026 – Grupo Aeroméxico, S.A.B. de C.V. (“Aeroméxico” or the “Company”) (NYSE: AERO; BMV: AERO) announced today that it intends to submit for approval at an upcoming Shareholders’ Meeting a proposal to establish a share repurchase program of up to US$100 million per year, in accordance with the applicable provisions of the Mexican Securities Market Law and the Company’s bylaws.

Subject to approval by the Shareholders’ Meeting, the Company would be authorized to repurchase its common shares from time to time, in accordance with applicable law. Share repurchases would be made at the Company’s discretion and would depend on market conditions, the Company’s capital allocation priorities, available liquidity, legal and regulatory requirements, and other relevant factors.

The objective of the proposed share repurchase program is to return value to the Company’s common shareholders and ADR holders.

Contact:

Investor Relations        aminvestorrelations@aeromexico.com

Corporate Communications    amcomunicacioncorporativa@aeromexico.com

About Grupo Aeroméxico

Grupo Aeroméxico, S.A.B. de C.V. is a holding company whose subsidiaries are engaged in commercial aviation in Mexico and the promotion of passenger loyalty programs. Aeroméxico, Mexico’s global airline, has its main hub at Terminal 2 of Mexico City International Airport. Its destination network reaches Mexico, the United States, Canada, Central America, South America, Asia and Europe. The Group’s current operating fleet includes Boeing 787 and 737 aircraft, as well as Embraer 190 aircraft. Aeroméxico is a founding member of SkyTeam, an alliance that celebrates its 25th anniversary and offers connectivity in more than 145 countries through its 18 member airlines.

www.aeromexico.com

www.skyteam.com

Forward-Looking Statements

This release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, which reflect the current views and/or expectations of the Company and its management regarding its performance, business and future events. We use words such as “believes,” “anticipates,” “plans,” “expects,” “intends,” “target,” “estimates,” “projects,” “predicts,” “guidance,” “forecast,” “outlook” and other similar expressions to identify such statements. These statements are subject to various risks, uncertainties and assumptions. Several factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Such factors include, among others: external risks, security concerns, health threats, accidents, global instability, security breaches, terrorism and natural disasters; economic conditions in Mexico and internationally and their impact on customer travel behavior; volatility in the fuel market; the Company’s ability to meet its financial obligations, obtain financing and maintain liquidity; its ability to attract and retain key personnel; dependence on aircraft manufacturers and other suppliers; aircraft maintenance and utilization costs; changes in airport fees; air traffic congestion; the competitive environment of the aviation industry; and other factors described in the “Risk Factors” section of the Company’s final prospectus dated November 5, 2025 relating to its initial public offering, as well as in other documents filed with or furnished to the SEC. Forward-looking statements are based on information available at the time they are made and on management’s good-faith belief regarding future events. The Company undertakes no obligation to update or revise such statements. Likewise, the Company assumes no obligation to inform the market, through official announcements, of future purchases of shares by its directors and officers, except as required by applicable law.